Exhibit 99.2

Number: BC1222593

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that BROOKFIELD RENEWABLE CORPORATION changed its name to BROOKFIELD RENEWABLE HOLDINGS CORPORATION on December 24, 2024 at 06:11 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On December 24, 2024 T.K. SPARKS Registrar of Companies Province of British Columbia Canada

ELECTRONIC CERTIFICATE